File No. 70-10252

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

AMENDMENT NO. 2 to

FORM U-1
________________________________

APPLICATION-DECLARATION

under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

***

SOUTHWESTERN ELECTRIC POWER COMPANY
DOLET HILLS LIGNITE COMPANY, LLC

1 Riverside Plaza, Columbus, Ohio 43215
(Name of company or companies filing this statement
and address of principal executive offices)

***

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of top registered holding company parent)

***

Stephen P. Smith, Treasurer
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza, Columbus, Ohio 43215

John B. Keane, Senior Vice President and General Counsel
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza, Columbus, Ohio 43215
(Names and addresses of agents for service)

Southwestern Electric Power Company, a Delaware corporation (“SWEPCO”) is an indirect public utility subsidiary of American Electric Power Company, Inc. (“AEP”), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the “Act”). Dolet Hills Lignite Company, LLC, a Delaware limited liability company (“Dolet Hills”), is a wholly-owned nonutility subsidiary of SWEPCO. SWEPCO and Dolet Hills hereby file this Amendment No. 2 to the Application-Declaration on Form U-1, File No. 70-10252 (the “Application”), to amend and restate the Application to update the captioned Rule 54 Compliance Section language and to file updated financial statements. In all other respects, the Application as previously filed will remain the same.

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTIONS

Background. By order dated July 1, 2004, in File No. 70-10166 (HCAR No. 35-27872) from the Securities and Exchange Commission (the “Commission”) granted authority to the direct and indirect nonutility subsidiaries of AEP to pay dividends out of capital or unearned surplus to the fullest extent of the law, provided however that, without further approval of the Commission, no nonutility subsidiary will declare or pay any dividend out of capital or unearned surplus if such nonutility subsidiary derives any material part of its revenues from the sale of goods, services or electricity to any public utility subsidiary of its parent.

Proposed Transaction. Dolet Hills is a mining company which provides lignite to the Dolet Hills Power Plant (the “Plant”), a 650-megawatt lignite fired generating plant located in north Louisiana. The Plant is jointly owned by SWEPCO and Cleco Power LLC (“Cleco”), a nonaffiliate, along with two nonaffiliated minority owners. Cleco operates the Plant. Because Dolet Hills derives a material part of its revenue from the sale of lignite to its parent SWEPCo, approval of the Commission is required for Dolet Hills to pay dividends out of capital to SWEPCO.

As of June 30, 2004, Dolet Hills has paid in capital of $4,712,000.

Dolet Hills proposes that its Board of Managers declare and pay dividends out of its capital surplus over time in an amount up to the full amount of $4,712,000, when cash is available.

The Delaware Limited Liability Company Act (Title 6, Chapter 18, Section 607) provides that: “A limited liability company shall not make a distribution to a member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the limited liability company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the limited liability company, exceed the fair value of the assets of the limited liability company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited liability company only to the extent that the fair value of that property exceeds that liability.”

SWEPCO is entitled to earn a specified rate of return on its capital contributions to Dolet Hills. [Louisiana Order No. U-21453, U-20925(SC), and U-22092(SC)(Subdocket G)] This return is factored in to the cost of the lignite sold to the Plant. If the Commission authorizes Dolet Hills to pay the requested dividends out of capital, SWEPCO’s total capital investment in Dolet Hills will be reduced by the amount of such dividend. The effect of this reduction in SWEPCO’s capital investment will be to reduce the cost of the lignite provided to the Plant.

Thus, Dolet Hills is seeking authorization from the Commission to pay SWEPCO dividends in an amount up to the full amount of its capital surplus on its common stock to the full extent of the Delaware Limited Liability Company Act.

* * *

Rule 54 Compliance. The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”) or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. (“CSW”), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the “Rule 53(c) Order”).

AEP currently meets all of the conditions of Rule 53(a). At September 30, 2004, AEP’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $332 million, or about 19.9% of AEP’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004 ($1.675 billion).

In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP’s consolidated retained earnings declined for the period ending December 31, 2003. The average consolidated retained earnings of AEP for the four quarterly periods ended September 30, 2004 was $1.695 billion, or a decrease of approximately 24.8% from the Company’s average consolidated retained earnings for the four quarterly periods ended September 30, 2003 of $2.226 billion. In addition, AEP’s “aggregate investment” in EWGs and FUCOs as of September 30, 2004 exceeded 2% of the total capital invested in utility operations.

In the fourth quarter of 2003, AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP’s two coal-fired generation plants in the United Kingdom (“U.K. Generation”). AEP recorded a pre-tax impairment of $70 million on certain of its qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended (“QFs”), in the third quarter of 2003.

Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP’s Utility Subsidiaries1 , their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP’s overall financial condition which took into account, among other factors, AEP’s consolidated capitalization ratio and the growth trend in AEP retained earnings.

As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP’s consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries (“Trust Preferred Securities”) representing 1.4%.

As of September 30, 2004, AEP’s consolidated capitalization consisted of 60.4% debt, 39.6% common and preferred equity (consisting of common stock representing 39.0% and $133 million principal amount of preferred stock representing 0.6%).

Since the date of the Rule 53(c) Order, there has been an increase in AEP’s consolidated equity capitalization ratio. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

As of December 31, 1999, Standard and Poor’s (“S&P”) rating of secured debt for AEP’s Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

As of September 30, 2004, S&P’s rating of secured debt for AEP’s Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB.

ITEM 2.     FEES, COMMISSIONS AND EXPENSES

No fees, commissions or other expenses are to be paid or incurred, directly or indirectly, by the Applicants or any associated company in connection with the proposed transactions, other than fees and expenses to be billed at cost by the American Electric Power Service Corporation and not to exceed $1,000 in the aggregate.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS

Section 12(c) and Rule 46 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

ITEM 4.     REGULATORY APPROVAL

No state regulatory authority and no federal regulatory authority, other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5.     PROCEDURE

It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before November 30, 2004. Applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. Applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless the Division opposes the matter covered by this Application or Declaration.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS:

The following exhibit and financial statements are filed as part of this statement:

(a)	Exhibit:

Exhibit A	Opinion of counsel

(b)	Financial Statements:

Balance Sheets as of September 30, 2004 and Statements of Income and Retained Earnings for the nine months ended September 30, 2004 of SWEPCo and Dolet Hills.

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS

The Commission's action in this matter will not constitute any major federal action having a significant effect on the human environment. To the best of AEP's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

1 Appalachian Power Company (“APCo”), Columbus Southern Power Company (“CSPCo”), Indiana Michigan Power Company (“I&M”), Kentucky Power Company (“KPCo”), Ohio Power Company (“OPCo”), AEP Texas Central Company (“TCC”), Public Service Company of Oklahoma (“PSO”), Southwestern Electric Power Company (“SWEPCo”) and AEP Texas North Company (formerly West Texas Utilities Company) (“TNC”), collectively, the “Utility Subsidiaries”).

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

SOUTHWESTERN ELECTRIC POWER COMPANY
DOLET HILLS LIGNITE COMPANY

By:  /s/ Stephan T. Haynes

Stephan T. Haynes, Assistant Treasurer
of each of the above companies

Dated: January 6, 2005

EXHIBIT A
January 6, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of the Public Utility Regulation
Washington, D.C. 20549

RE:       File No. 70-10252
    Southwestern Electric Power Company (SWEPCO”)
    Dolet Hills Lignite Company, LLC (“Dolet Hills”)

Gentlemen:

In connection with the transaction proposed and described in this Amendment No. 2 to the Application-Declaration on Form U-1 filed with the Securities and Exchange Commission by Southwestern Electric Power Company (“SWEPCO”) and Dolet Hills Lignite Company, LLC (“Dolet Hills”), to which this opinion is an Exhibit, I have examined, among other things, the Amendment No. 2 to the Application-Declaration on Form U-1 filed with your Commission under the Public Utility Holding Company Act of 1935, and the documents referred to in it, the action to be taken by the shareholders of Dolet Hills authorizing the transaction described in said Application-Declaration, and such other documents as I have found necessary to form the basis of this opinion.

In my opinion, if the Application-Declaration is granted and permitted to become effective; if all the actions proposed to be taken by the shareholder and the Board of Directors of Dolet Hills, and if the proposed to be transaction is consummated in accordance with the aforesaid Application-Declaration:
I.    all state laws applicable to the proposed transaction will have been complied with;
II.        Dolet Hills may lawfully make a distribution to its shareholder out of capital surplus described in the Application-Declaration; and
III.       the consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by Dolet Hills or any associated company.

I consent to the use of this opinion as part of the above-mentioned Application-Declaration.

Very truly yours,

/s/ Ann B. Graf
Ann B. Graf
Counsel for the Companies

Dolet Hills Lignite Company, LLC
Income Statement

	Twelve Months Ending Dec 31, 2003	Nine Months Ending Sept 30, 2004

OPERATING REVENUES
SALE TO NON AFFILIATES	32,016,775	23,360,631
SALE TO AFFILIATES	32,016,775	23,360,631
GROSS OPERATING REVENUES	64,033,549	46,721,261
OPERATING EXPENSES
4010001 Operation Exp - Nonassociated	40,333,841	28,444,116
4111005 Accretion Expense		208,988
9200000 Administrative & Gen Salaries	1,988,100	1,483,978
9210001 Off Supl & Exp - Nonassociated	726,035	706,990
9230001 Outside Svcs Empl - Nonassoc	53,079	3,432
9230002 Outside Svcs Empl - Assoc	333,803	-
9230003 AEPSC Billed to Client Co	966,045	1,173,279
9240000 Property Insurance	7,684	-
9250000 Injuries and Damages	-	11
9260000 Employee Pensions & Benefits	3,954,224	3,687,825
9302003 Corporate & Fiscal Expenses	-	0
9302016 Coal Inventory Expense	(2,777,133)	(1,763,098)
9302017 SellingPrice Normalization Exp	-	(1,325,327)
9310000 Rents	1,154,756	1,337,722
OTHER OPERATION	46,740,436	33,957,916
MAINTENANCE	-	-
TOTAL OPER/MAINT EXPENSES	46,740,436	33,957,916
DEPRECIATION AND AMORTIZATION	10,391,199	8,711,132
TAXES OTHER THAN INCOME TAXES	2,186,150	1,513,889
FEDERAL INCOME TAXES	732,056	214,143
STATE INCOME TAXES	63,485	18,537
TOTAL OPERATING EXPENSES	60,113,326	44,415,617
NET OPERATING INCOME	3,920,223	2,305,645
OTHER INCOME AND DEDUCTIONS
OTHER INCOME	212,338	7,736
OTHER INCOME DEDUCTIONS	(154,833)
INC TAXES APPL TO OTH INC&DED	419,440	(200)
NET OTHR INCOME AND DEDUCTIONS	476,945	7,536
INCOME BEFORE INTEREST CHARGES	4,397,168	2,313,181
INTEREST CHARGES
NET INTEREST CHARGES	3,035,145	1,915,483
NET INCOME -EARN FOR COMMN STK	1,362,023	397,698

Dolet Hills Lignite Company, LLC
Balance Sheet - Assets

ELECTRIC UTILITY PLANT	December 31, 2003	September 30,2004
1010001 Plant in Service	54,461,471.86	54,545,903.53
PRODUCTION	54,461,471.86	54,545,903.53
1010006 Dolet Hills FAS 143 ARO Asset		15,163,477.00
GENERAL	0	15,163,477.00
TOTAL ELECTRIC UTILITY PLANT	54,461,471.86	69,709,380.53
1080001 A/P for Deprec of Plt	-18,612,859.52	-23,895,147.53
1080012 Dolet Hills FAS 143 ARO Deprec		-5,096,967.54
1110001 A/P for Amort of Plt	-3,622.05	-10,141.74
LESS ACCUM PRV-DEPR,DEPL,AMORT	-18,616,481.57	-29,002,256.81
NET ELECTRIC UTILITY PLANT	35,844,990.29	40,707,123.72

CURRENT AND ACCRUED ASSETS
CASH AND CASH EQUIVALENTS	150,500.00	150,500.00
ADVANCES TO AFFILIATES	2,911,142.24	0
1430001 Other Accounts Rec-Regular	2,547,655.96	3,235,589.86
1430023 A/R PeopleSoft Billing System	32,902.76	1
ACCOUNTS RECEIVABLE - MISC	2,580,558.72	3,235,590.86
ACCOUNTS RECEIVABLE- ASSOC COS	3,019,117.62	3,296,140.10
1510001 Fuel Stock - Coal	4,119,657.33	5,882,755.78
FUEL	4,119,657.33	5,882,755.78
1540001 M&S - Regular	4,372,000.00	5,251,000.00
MATERIALS & SUPPLIES	4,372,000.00	5,251,000.00
1650001 Prepaid Insurance	289,290.93	1,493,238.14
PREPAYMENTS	289,290.93	1,493,238.14
TOTAL CURRENT ASSETS	17,442,266.84	19,309,224.88

DEFERRED CHARGES
1901001 Accum Deferred FIT - Other	122,502.00	142,208.00
1860086 Advanced Royalties	21,736,066.16	19,513,059.68
1860089 Reclamation Advance	13,999,658.00	10,650,000.00
1860090 Reclamation Adv - Unamort Disc	-1,605,211.00	-1,591,000.00
1810003 Unamort Debt Exp Notes Payable	352,488.25	316,438.30
TOTAL DEFERRED CHARGES	34,605,503.41	29,030,705.98

TOTAL ASSETS	87,892,760.54	89,047,054.58

Dolet Hills Lignite Company, LLC
Balance Sheet- Capitalization & Liabilities

	December 31, 2003	September 30, 2004
CAPITALIZATION COMMON STOCK
2080000 Donations Recvd from Stckhldrs	4,907,153.08	4,712,148.92
PAID-IN CAPITAL	4,907,153.08	4,712,148.92
RETAINED EARNINGS	688,154.09	688,154.26
COMMON SHAREHOLDERS' EQUITY	5,595,307.17	5,400,303.18
LT DEBT (LESS AMT DUE IN 1 YR)
2230000 Advances from Associated Co	9,628,562.12	8,263,533.02
2240003 Notes	33,511,430.09	28,389,522.08
LG TERM DEBT LESS AMT DUE 1YR	43,139,992.21	36,653,055.10
LONG-TERM DEBT
TOTAL CAPITALIZATION	48,735,299.38	42,053,358.28

OTHER NONCURRENT LIABILITIES
2282003 Accm Prv I/D - Worker's Com		8,148.57
2284013 Reclamation Reserve	6,720,970.59	8,523,087.59
2284016 Mine Closure Costs	0	0
2284017 Reclamation Res - Preexisting	9,791,447.00	7,226,000.00
2284021 Reclamation Res - ARO portion		-8,009,495.73
ACCUMULATED PROVISIONS - MISC	16,512,417.59	7,747,740.43
2300001 Asset Retirement Obligations		18,076,005.19
Asset Retirement Obligations		18,076,005.19
TOTAL OTH NONCURRENT LIAB'S	16,512,417.59	25,823,745.62

CURRENT LIABILITIES
2240503 Notes - Current Portion	6,829,210.68	6,829,210.68
LONG-TERM DEBT DUE WITHIN 1 YR	6,829,210.68	6,829,210.68
2330000 Corp Borrow Program (NP-Assoc)	0	1,589,039.23
2330001 Non Corp Borrow Prg NP-Assoc	1,820,038.80	1,820,038.80
A/P-ADVANCES FROM AFFILIATES	1,820,038.80	3,409,078.03
2320001 Accounts Payable - Regular	98,422.00	0
A/P-GENERAL	98,422.00	0
2340001 A/P Assoc Co - InterUnit G/L	0	2,286.85
2340027 A/P Assoc Co - Intercompany	11,652.00	0
2340029 A/P Assoc Co - AEPSC Bills	89,299.59	133,519.80
2340030 A/P Assoc Co - InterUnit A/P	341.73	1,586.72
A/P-AFFILIATED COMPANIES	101,293.32	137,393.37
2360001 Federal Income Tax	-2,115,338.00	-1,432,883.00
236000203 State Income Taxes	90,934.00	2,358.00
236000204 State Income Taxes		74,106.00
236000803 Real & Personal Property Taxes	80,857.40	0
236000804 Real & Personal Property Taxes		453,434.07
236001204 State Franchise Taxes		-43,031.00
TAXES ACCRUED	-1,943,546.60	-946,015.93
2370003 Interest Accrued-Notes Pay	40,071.70	34,983.94
INTEREST ACCRUED	40,071.70	34,983.94
DIVIDENDS DECLARED	0	0
2420000 Misc Current & Accrued Liab	2,345,137.52	1,946,395.48
2420511 Control Cash Disburse Account	4,630,993.70	2,314,922.11
2420532 Adm Liab-Cur-S/Ins-W/C	17,457.45	21,088.81
2420595 Reclamation Reserve - Current	2,032,978.00	2,032,978.00
2420619 Reclamation Res - Preexisting	2,603,000.00	1,833,000.00
2420643 Accrued Audit Fees	0	72,557.00
OTHR CURR & ACCRUED LIAB	11,629,566.67	8,220,941.40
TOTAL CURRENT LIABILITIES	18,575,056.57	17,685,591.49

DEF CREDITS & REGULATORY LIAB
2821001 Accum Defd FIT - Utility Prop	3,995,747.00	4,679,141.00
2830002 ADIT - Other - State	59,027.00	0
2830004 ADIT - Other - Foreign		0
2831001 Accum Deferred FIT - Other	15,213.00	15,213.00
2831002 Accum Deferred SIT - Other		115,332.00
DEFERRED INCOME TAXES	4,069,987.00	4,809,686.00
2540050 Def Rev Selling Price Variance	0	-1,325,326.81
REGULATORY LIABILITIES	0	-1,325,326.81
DEFERRED CREDITS
TOTAL DEF CREDITS & REG LIAB'S	4,069,987.00	3,484,359.19
TOTAL CAPITAL AND LIABILITIES	87,892,760.54	89,047,054.58

Dolet Hills Lignite Company, LLC
Pro forma Cash Flow
(All dollar amounts are stated in 000's)

	Sept 30, 2004 to Dec 31 2004	Jan 1, 2005 to Mar 31, 2005	Apr 1, 2005 to Jun 30, 2005	July 1, 2005 to Sept. 30, 2005	Oct 30, 2004 to Dec. 31, 2005

Beginning Cash Balance	151	1,807	3,386	163	232

Gross Sales	18,151	17,161	14,334	17,699	16,657

Expenses	18,021	17,041	14,220	17,591	16,553

Gross Margin	130	120	114	108	104

Add Back:
Depreciation	1,777	1,431	1,431	1,431	1,431
Amortization	743	744	744	744	744
Final Reclamation	499	514	535	454	487
Amort of Arrangement Fee	12	12	12	12	12

Total Cash Available	3,312	4,628	6,222	2,912	3,010

Cash Uses
Coal Inventory	(979)	726	(3,543)	933	2,274
Payments on Long Term Debt	(2,162)	(2,162)	(2,162)	(2,162)	(2,162)
Change in Rec/Payables	-	-	1,200	-	-
Selling Price Norm	1,325	1,388	(744)	(676)	31
O&M Inventory	500	-	-	-	-
Current Reclamation	125	(100)	(300)	(300)	(300)
Deferred Income Taxes	(184)	(190)	(197)	(168)	(180)
Dividend / Capital	-	(784)	(199)	(199)	(199)
Dividend / Retained Earnings	(130)	(120)	(114)	(108)	(104)
Total Cash Uses	(1,505)	(1,242)	(6,059)	(2,680)	(640)

Ending Cash Balance	1,807	3,386	163	232	2,371

Dolet Hills Lignite Company, LLC
Equity Account

Date	Paid in Capital	Retirement of Equity	End Balance	Retained Earnings Beg Balance	Net Income	Dividends Paid	Retained Earmings End Balance

12/31/2001	25,210,448.69		25,210,448.69	466,394.00	233,197.00		699,591.00
1/31/2002	25,210,448.69		25,210,448.69	932,785.00	233,197.00		1,165,982.00
2/28/2002	25,210,448.69		25,210,448.69	1,165,985.00	233,197.00		1,399,182.00
3/31/2002	25,210,448.69		25,210,448.69	1,399,182.00	233,197.00	(932,788.00)	699,591.00
4/30/2002	25,210,448.69		25,210,448.69	699,591.00	233,197.00		932,788.00
5/31/2002	25,210,448.69		25,210,448.69	932,788.00	233,197.00	(699,591.01)	466,393.99
6/30/2002	25,210,448.69		25,210,448.69	466,393.99	233,197.00		699,590.99
7/31/2002	25,210,448.69		25,210,448.69	699,590.99	233,197.00		932,787.99
8/31/2002	25,210,448.69		25,210,448.69	932,787.99	233,197.00		1,165,984.99
9/30/2002	25,210,448.69	(2,394,645.99)	22,815,802.70	1,165,984.99	217,210.00	(699,591.00)	683,603.99
10/31/2002	22,815,802.70		22,815,802.70	683,603.99	211,046.00		894,649.99
11/30/2002	22,815,802.70		22,815,802.70	894,649.99	211,046.00		1,105,695.99
12/31/2002	22,815,802.70	(1,440,450.76)	21,375,351.94	1,105,695.99	211,046.00		1,316,741.99
1/31/2003	21,375,351.94	628,575.21	22,003,927.15	1,316,741.99	203,539.00	(628,575.21)	891,705.78
2/28/2003	22,003,927.15		22,003,927.15	891,705.78	203,539.00		1,095,244.78
3/31/2003	22,003,927.15	(1,800,000.00)	20,203,927.15	1,095,244.78	203,539.00	(610,617.30)	688,166.48
4/30/2003	20,203,927.15		20,203,927.15	688,166.48	186,889.00		875,055.48
5/31/2003	20,203,927.15	(13,297,304.10)	6,906,623.05	875,055.48	171,018.01		1,046,073.49
6/30/2003	6,906,623.05		6,906,623.05	1,046,073.49	63,886.00		1,109,959.49
7/31/2003	6,906,623.05		6,906,623.05	1,109,959.49	59,511.00	(421,796.27)	747,674.22
8/31/2003	6,906,623.05	(666,489.99)	6,240,133.06	747,674.22	57,721.00		805,395.22
9/30/2003	6,240,133.06	(666,489.99)	5,573,643.07	805,395.22	57,721.00	(174,953.54)	688,162.68
10/31/2003	5,573,643.07		5,573,643.07	688,162.68	51,557.00		739,719.68
11/30/2003	5,573,643.07		5,573,643.07	739,719.68	51,557.00		791,276.68
12/31/2003	5,573,643.07	(666,489.99)	4,907,153.08	791,276.68	51,546.00	(154,668.59)	688,154.09
1/31/2004	4,907,153.08		4,907,153.08	688,154.09	45,390.97		733,545.06
2/29/2004	4,907,153.08		4,907,153.08	733,545.06	45,390.97		778,936.03
3/31/2004	4,907,153.08	(195,004.16)	4,712,148.92	778,936.03	45,391.00	(136,173.50)	688,153.53
4/30/2004	4,712,148.92		4,712,148.92	688,153.53	43,588.00		731,741.53
5/31/2004	4,712,148.92		4,712,148.92	731,741.53	43,587.00		775,328.53
6/30/2004	4,712,148.92		4,712,148.92	775,328.53	43,588.00		818,916.53
7/31/2004	4,712,148.92		4,712,148.92	818,916.53	43,587.00		862,503.53
8/31/2004	4,712,148.92		4,712,148.92	862,503.53	43,587.00		906,090.53
9/30/2004	4,712,148.92		4,712,148.92	906,090.53	43,588.00	(261,524.28)	688,154.25

Dolet Hills Lignite Company, LLC
Cost of Coal Analysis

Net Income is calculated as required in the Louisiana Public Service Commission Order.

The Net Income formula is: (Total Capitalization x Retained Earnings) x 11.1%

Cost of coal is reduced as equity is reduced due to the cost based contract.

Projected Cost Effect of Net Income on Lignite Cost
	Avg. Cap Balance	Net Income
Year	less Ret Erngs	Billed	¢/MMBTU
2005	3,932,132.28	436,466.68	9.494297
2006	3,444,621.88	382,353.03	8.915019
2007	2,664,605.24	295,771.18	6.423717
2008	1,884,588.60	209,189.33	4.527988
2009	1,104,571.96	122,607.49	2.662810
2010	237,407.29	35,136.28	0.765187
2011	-

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF INCOME
For the Three and Nine Months Ended September 30, 2004 and 2003
(Unaudited)

	Three Months Ended		Nine Months Ended
	2004	2003	2004	2003
		(in thousands)
OPERATING REVENUES
Electric Generation, Transmission and Distribution	$315,482	$347,672	$780,661	$835,193
Sales to AEP Affiliates	14,888	13,950	54,597	63,013
TOTAL	330,370	361,622	835,258	898,206

OPERATING EXPENSES
Fuel for Electric Generation	109,468	155,853	292,536	360,471
Purchased Electricity for Resale	18,958	6,567	20,884	29,499
Purchased Electricity from AEP Affiliates	6,685	10,055	21,105	35,706
Other Operation	45,628	43,091	140,168	129,702
Maintenance	15,350	15,959	55,009	47,707
Depreciation and Amortization	33,676	30,381	96,940	89,284
Taxes Other Than Income Taxes	16,544	16,517	48,259	45,558
Income Taxes	23,443	23,970	38,013	39,418
TOTAL	269,752	302,393	712,914	777,345

OPERATING INCOME	60,618	59,229	122,344	120,861

Nonoperating Income	704	1,364	2,899	2,711
Nonoperating Expenses	669	577	2,735	1,453
Nonoperating Income Tax Expense (Credit)	(398)	18	(1,295)	(37)
Interest Charges	12,944	16,981	41,034	48,058
Minority Interest	(898)	(836)	(2,592)	(836)

Income Before Cumulative Effect of Accounting Changes	47,209	42,181	80,177	73,262
Cumulative Effect of Accounting Changes (Net of Tax)	-	-	-	8,517

NET INCOME	47,209	42,181	80,177	81,779

Preferred Stock Dividend Requirements	57	57	172	172

EARNINGS APPLICABLE TO COMMON STOCK	$47,152	$42,124	$80,005	$81,607

The common stock of SWEPCo is owned by a wholly-owned subsidiary of AEP.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED BALANCE SHEETS
ASSETS
September 30, 2004 and December 31, 2003
(Unaudited)

	2004	2003
	(in thousands)
ELECTRIC UTILITY PLANT
Production	$1,660,575	$1,622,498
Transmission	631,169	615,158
Distribution	1,110,441	1,078,368
General	443,001	423,427
Construction Work in Progress	33,651	60,009
TOTAL	3,878,837	3,799,460
Accumulated Depreciation and Amortization	1,700,023	1,617,846
TOTAL - NET	2,178,814	2,181,614

OTHER PROPERTY AND INVESTMENTS
Non-Utility Property, Net	4,050	3,808
Other Investments	4,675	4,710
TOTAL	8,725	8,518

CURRENT ASSETS
Cash and Cash Equivalents	3,324	5,676
Other Cash Deposits	5,243	6,048
Advances to Affiliates	95,026	66,476
Accounts Receivable:
Customers	39,881	41,474
Affiliated Companies	19,112	10,394
Miscellaneous	7,849	4,682
Allowance for Uncollectible Accounts	(2,573)	(2,093)
Fuel Inventory	48,242	63,881
Materials and Supplies	34,928	33,775
Regulatory Asset for Under-recovered Fuel Costs	3,778	11,394
Risk Management Assets	27,056	19,715
Margin Deposits	2,063	5,123
Prepayments and Other	19,197	19,078
TOTAL	303,126	285,623

DEFERRED DEBITS AND OTHER ASSETS
Regulatory Assets:
SFAS 109 Regulatory Asset, Net	6,475	3,235
Unamortized Loss on Reacquired Debt	21,463	19,331
Minimum Pension Liability	35,487	-
Other	18,638	15,859
Long-term Risk Management Assets	15,234	12,178
Deferred Charges	61,081	55,605
TOTAL	158,378	106,208

TOTAL ASSETS	$2,649,043	$2,581,963

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED BALANCE SHEETS
CAPITALIZATION AND LIABILITIES
September 30, 2004 and December 31, 2003
(Unaudited)

	2004	2003
	(in thousands)
CAPITALIZATION
Common Shareholder’s Equity:
Common Stock - $18 Par Value:
Authorized - 7,600,000 Shares
Outstanding - 7,536,640 Shares	$135,660	$135,660
Paid-in Capital	245,003	245,003
Retained Earnings	394,912	359,907
Accumulated Other Comprehensive Income (Loss)	(24,908)	(43,910)
Total Common Shareholder’s Equity	750,667	696,660
Cumulative Preferred Stock Not Subject to Mandatory Redemption	4,700	4,700
Total Shareholders’ Equity	755,367	701,360
Long-term Debt:
Nonaffiliated	547,160	741,594
Affiliated	50,000	-
Total Long-term Debt	597,160	741,594
TOTAL	1,352,527	1,442,954

Minority Interest	1,043	1,367

CURRENT LIABILITIES
Long-term Debt Due Within One Year	209,974	142,714
Accounts Payable:
General	27,336	37,646
Affiliated Companies	25,061	35,138
Customer Deposits	32,133	24,260
Taxes Accrued	92,231	28,691
Interest Accrued	11,967	16,852
Risk Management Liabilities	28,922	11,361
Obligations Under Capital Leases	3,695	3,159
Regulatory Liability for Over-recovered Fuel	8,866	4,178
Other	36,060	53,753
TOTAL	476,245	357,752

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred Income Taxes	355,368	349,064
Long-term Risk Management Liabilities	8,095	4,667
Reclamation Reserve	7,740	16,512
Regulatory Liabilities:
Asset Removal Costs	248,686	236,409
Deferred Investment Tax Credits	36,620	39,864
Excess Earnings	3,167	2,600
Other	17,868	18,779
Asset Retirement Obligations	27,043	8,429
Obligations Under Capital Leases	31,302	18,383
Deferred Credits and Other	83,339	85,183
TOTAL	819,228	779,890

Commitments and Contingencies (Note 5)

TOTAL CAPITALIZATION AND LIABILITIES	$2,649,043	$2,581,963

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	in thousands
OPERATING REVENUES
Electric Generation, Transmission and Distribution	$1,077,988	$1,012,421	$1,022,089
Sales to AEP Affiliates	68,854	72,299	79,237
TOTAL	1,146,842	1,084,720	1,101,326

OPERATING EXPENSES
Fuel for Electric Generation	441,445	388,334	457,613
Purchased Electricity for Resale	34,850	44,119	18,164
Purchased Electricity from AEP Affiliates	47,914	42,022	15,858
Other Operation	173,349	189,024	171,314
Maintenance	70,443	66,855	74,677
Depreciation and Amortization	121,072	122,969	119,543
Taxes Other Than Income Taxes	53,165	55,232	55,834
Income Taxes	54,468	33,696	42,116
TOTAL	996,706	942,251	955,119

OPERATING INCOME	150,136	142,469	146,207

Nonoperating Income	3,978	3,260	4,512
Nonoperating Expenses	2,607	1,797	3,229
Nonoperating Income Tax Expense (Credit)	(3,396)	1,772	542
Interest Charges	63,779	59,168	57,581
Minority Interest	(1,500)	-	-

Income Before Cumulative Effect of Accounting Changes	89,624	82,992	89,367
Cumulative Effect of Accounting Changes (Net of Tax)	8,517	-	-

NET INCOME	98,141	82,992	89,367

Preferred Stock Dividend Requirements	229	229	229

EARNINGS APPLICABLE TO COMMON STOCK	$97,912	$82,763	$89,138

The common stock of SWEPCo is owned by a wholly-owned subsidiary of AEP.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED BALANCE SHEETS
ASSETS
December 31, 2003 and 2002

	2003	2002
	(in thousands)
ELECTRIC UTILITY PLANT
Production	$1,622,498	$1,503,722
Transmission	615,158	575,003
Distribution	1,078,368	1,063,564
General	423,427	378,130
Construction Work in Progress	60,009	75,755
TOTAL	3,799,460	3,596,174
Accumulated Depreciation and Amortization	1,854,255	1,697,338
TOTAL - NET	1,945,205	1,898,836

OTHER PROPERTY AND INVESTMENTS
Non-Utility Property, Net	3,808	4,203
Other Investments	4,710	1,775
TOTAL	8,518	5,978

CURRENT ASSETS
Cash and Cash Equivalents	11,724	2,069
Advances to Affiliates	66,476	-
Accounts Receivable:
Customers	41,474	61,478
Affiliated Companies	10,394	19,253
Miscellaneous	4,682	881
Allowance for Uncollectible Accounts	(2,093)	(2,128)
Fuel Inventory	63,881	61,741
Materials and Supplies	33,775	33,539
Regulatory Asset for Under-recovered Fuel Costs	11,394	2,865
Risk Management Assets	19,715	4,388
Margin Deposits	5,123	105
Prepayments and Other	19,078	17,746
TOTAL	285,623	201,937

DEFERRED DEBITS AND OTHER ASSETS
Regulatory Assets:
SFAS 109 Regulatory Asset, Net	3,235	19,855
Unamortized Loss on Required Debt	19,331	17,031
Other	15,859	12,347
Long-term Risk Management Assets	12,178	5,119
Deferred Charges	55,605	47,572
TOTAL	106,208	101,924

TOTAL ASSETS	$2,345,554	$2,208,675

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED BALANCE SHEETS
CAPITALIZATION AND LIABILITIES
December 31, 2003 and 2002

	2003	2002
	(in thousands)
CAPITALIZATION
Common Shareholder’s Equity:
Common Stock - $18 Par Value:
Authorized - 7,600,000 Shares
Outstanding - 7,536,640 Shares	$135,660	$135,660
Paid-in Capital	245,003	245,003
Retained Earnings	359,907	334,789
Accumulated Other Comprehensive Income (Loss)	(43,910)	(53,683)
Total Common Shareholder’s Equity	696,660	661,769
Cumulative Preferred Stock Not Subject to Mandatory Redemption	4,700	4,701
Total Shareholder’s Equity	701,360	666,470
SWEPCo - Obligated, Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures of SWEPCo	-	110,000
Long-term Debt	741,594	637,853
TOTAL	1,442,954	1,414,323

Minority Interest	1,367	-

CURRENT LIABILITIES
Long-term Debt Due Within One Year	142,714	55,595
Advances from Affiliates	-	23,239
Accounts Payable:
General	37,646	62,139
Affiliated Companies	35,138	58,773
Customer Deposits	24,260	20,110
Taxes Accrued	28,691	19,081
Interest Accrued	16,852	17,051
Risk Management Liabilities	11,361	3,724
Obligations Under Capital Leases	3,159	-
Regulatory Liability for Over-recovered Fuel	4,178	17,226
Other	53,753	34,565
TOTAL	357,752	311,503

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred Income Taxes	349,064	341,064
Long-term Risk Management Liabilities	4,667	1,806
Reclamation Reserve	16,512	13,826
Regulatory Liabilities:
Deferred Investment Tax Credits	39,864	44,190
Excess Earnings	2,600	3,700
Other	18,779	3,394
Asset Retirement Obligations	8,429	-
Obligations Under Capital Leases	18,383	-
Deferred Credits	85,183	74,869
TOTAL	543,481	482,849

TOTAL CAPITALIZATION AND LIABILITIES	$2,345,554	$2,208,675

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDER’S
EQUITY AND COMPREHENSIVE INCOME
For the Nine Months Ended September 30, 2004 and 2003
(in thousands)
(Unaudited)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

DECEMBER 31, 2002	$135,660	$245,003	$334,789	$(53,683)	$661,769

Common Stock Dividends			(54,596)		(54,596)
Preferred Stock Dividends			(172)		(172)
TOTAL					607,001

COMPREHENSIVE INCOME
Other Comprehensive Income (Loss), Net of Taxes:
Cash Flow Hedges				510	510
NET INCOME			81,779		81,779
TOTAL COMPREHENSIVE INCOME					82,289

SEPTEMBER 30, 2003	$135,660	$245,003	$361,800	$(53,173)	$689,290

DECEMBER 31, 2003	$135,660	$245,003	$359,907	$(43,910)	$696,660

Common Stock Dividends			(45,000)		(45,000)
Preferred Stock Dividends			(172)		(172)
TOTAL					651,488

COMPREHENSIVE INCOME
Other Comprehensive Income (Loss), Net of Taxes:
Cash Flow Hedges				(4,064)	(4,064)
Minimum Pension Liability				23,066	23,066
NET INCOME			80,177		80,177
TOTAL COMPREHENSIVE INCOME					99,179

SEPTEMBER 30, 2004	$135,660	$245,003	$394,912	$(24,908)	$750,667

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDER’S
EQUITY AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2003, 2002 and 2001
(in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

DECEMBER 31, 2000	$135,660	$245,003	$293,989	$-	$674,652

Common Stock Dividends			(74,212)		(74,212)
Preferred Stock Dividends			(229)		(229)
TOTAL					600,211

COMPREHENSIVE INCOME
NET INCOME			89,367		89,367
TOTAL COMPREHENSIVE INCOME					89,367

DECEMBER 31, 2001	$135,660	$245,003	$308,915	$-	$689,578

Common Stock Dividends			(56,889)		(56,889)
Preferred Stock Dividends			(229)		(229)
TOTAL					632,460

COMPREHENSIVE INCOME
Other Comprehensive Income, Net of Taxes:
Unrealized Gain on Cash Flow Power Hedges				(48)	(48)
Minimum Pension Liability				(53,635)	(53,635)
NET INCOME			82,992		82,992
TOTAL COMPREHENSIVE INCOME					29,309

DECEMBER 31, 2002	$135,660	$245,003	$334,789	$(53,683)	$661,769

Common Stock Dividends			(72,794)		(72,794)
Preferred Stock Dividends			(229)		(229)
TOTAL					588,746

COMPREHENSIVE INCOME
Other Comprehensive Income, Net of Taxes:
Unrealized Gain on Cash Flow Hedges				232	232
Minimum Pension Liability				9,541	9,541
NET INCOME			98,141		98,141
TOTAL COMPREHENSIVE INCOME					107,914

DECEMBER 31, 2003	$135,660	$245,003	$359,907	$(43,910)	$696,660